FERROVIAL SE (“FERROVIAL”) - ISSUED SHARE CAPITAL Amsterdam, 21 June 2024 - Ferrovial (Ticker: "FER") declares the following: The issued share capital of Ferrovial amounts to EUR 7,454,081.47, represented by 745,408,147 shares of a single class with a par value of EUR 0.01 each.